UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

FS BANCORP INC
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

30263Y104
(CUSIP NUMBER)

July 31, 2022
(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:
[x]  Rule 13d - 1(b)
     Rule 13d - 1(c)
     Rule 13d - 1(d)

1. Name of Reporting Person
   T. Rowe Price Investment Management, Inc.
   85-4328500

2. Check the Appropriate Box if a Member of a Group
   NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization
   Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power*         233,656

6. Shared Voting Power*       0

7. Sole Dispositive Power*    776,514

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   776,514

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
	10.0%

12. Type of Reporting Person
	IA

*Any shares reported in Items 5 and 6 are also reported in Item 7.

1. Name of Reporting Person
   T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
   52-1575325

2. Check the Appropriate Box if a Member of a Group
   NOT APPLICABLE

3. SEC Use Only

4. Citizenship or Place of Organization
   Maryland

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power*         542,858

6. Shared Voting Power*       0

7. Sole Dispositive Power*    0

8. Shared Dispositive Power   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   542,858

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares NOT APPLICABLE

11. Percent of Class Represented by Amount in Row 9
	7.0%

12. Type of Reporting Person
   	IV

*Any shares reported in Items 5 and 6 are also reported in Item 7.

Item 1(a) Name of Issuer:
FS BANCORP INC

Item 1(b) Address of Issuer's Principal Executive Offices:
6920 220TH STREET SW, MOUNTLAKE TERRACE, WASHINGTON 98043

Item 2(a) Name of Person(s) Filing:
(1) T. Rowe Price Investment Management, Inc. (Price Investment Management)
(2) T. ROWE PRICE SMALL-CAP VALUE FUND, INC.

X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.


Item 2(b) Address of Principal Business Office:
101 E. Pratt Street, Baltimore, MD 21201

Item 2(c) Citizenship or Place of Organization:
(1) Maryland
(2) Maryland

Item 2(d) Title of Class of Securities: COMMON STOCK

Item 2(e) Cusip Number: 30263Y104

Item 3: The person filing this Schedule 13G is an:
X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
X Investment Company registered under Section 8 of the Investment Company Act of 1940

Item 4: Reference is made to Items 5-11 on the preceding pages of this
        Schedule 13G.

Item 5: Ownership of Five Percent or Less of a Class
	Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person

(1) Price Investment Management does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Investment Management serves as investment adviser.
        Any and all discretionary authority which has been delegated to Price Investment Management may be revoked in whole or in part at any time.

        Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by
        Price Investment Management which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Investment Management.

(2) With respect to securities owned by any one of the T. Rowe Price Funds, only the custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
        Not Applicable

Item 8: Identification and Classification of Members of the Group
        Not Applicable

Item 9: Notice of Dissolution of Group
        Not Applicable

Item 10: Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
         T. Rowe Price Investment Management, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Investment Management is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

         Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T. Rowe Price Investment Management, Inc.
Date: August 10, 2022
Signature: /s/ Mary Ann Picciotto
Name & Title: Mary Ann Picciotto, Vice President


T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
Date: August 10, 2022
Signature: /s/ Mary Ann Picciotto
Name & Title: Mary Ann Picciotto, Vice President


07/31/2022

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G

Price Investment Management, Inc. (an investment adviser registered under the Investment Advisers Act of 1940), and
T. ROWE PRICE SMALL-CAP VALUE FUND, INC., all of which are Maryland corporations, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.





T. Rowe Price Investment Management, Inc.
Date: August 10, 2022
Signature: /s/ Mary Ann Picciotto
Name & Title: Mary Ann Picciotto, Vice President


T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
Date: August 10, 2022
Signature: /s/ Mary Ann Picciotto
Name & Title: Mary Ann Picciotto, Vice President